                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



          For the month of         December             , 2000.
                          --------------------------------

                                 Transtel S.A.
    -----------------------------------------------------------------------
                (Translation of Registrant's Name Into English)

      Calle 15 #33-289, Autopista, Cali-Yumbo Km.2, Cali-Valle, Colombia
    -----------------------------------------------------------------------
                    (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  X   Form 40-F
                   ------         ------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes      No   X
             ------  -------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-     .)
                                      -----

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Transtel S.A.
                                            ---------------------------
                                                   (Registrant)


Date:  December 5, 2000                     By:  /s/ Guillermo O. Lopez
                                               -------------------------
                                            Name:  Guillermo O. Lopez
                                            Title: President

Item 5.  Other Events

     On December 4, 2000, Transtel S.A. issued a press release, a copy of which is annexed hereto as Exhibit 99.1 and incorporated herein by reference.